FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from December 1, 2021 to December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 13, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from December 1, 2021 to December 31, 2021 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on January 13, 2022]

Class of Shares: Common Stock

1.	Status of repurchase
(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of December 31, 2021

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 29, 2021) (Period of repurchase: from November 16, 2021 to March 31, 2022 (excluding the ten business days following the announcement of each quarterly financial results))	80,000,000		50,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) December 1 December 2 December 3 December 6 December 7 December 8 December 9 December 10 December 13 December 14 December 15 December 16 December 17 December 20 December 21 December 22	4,227,000 4,227,000 3,485,000 3,891,200 2,717,100 3,113,000 3,033,000 3,113,000 3,169,200 3,169,200 3,099,200 3,114,000 3,169,200 3,144,500 3,217,200 2,236,100	2,027,090,000

2,003,370,680

1,681,063,850

1,899,212,560

1,346,198,370

1,568,014,230

1,534,580,440

1,579,638,680

1,606,131,340

1,590,915,040

1,588,306,990

1,607,828,310

1,646,027,440

1,572,684,830

1,600,209,080

1,131,890,440

Total	—	52,124,900	25,983,162,280

Aggregate shares repurchased as of the end of this reporting month	80,000,000		39,639,408,040

Progress of share repurchase (%)	100.0		79.3

2.	Status of disposition

as of December 31, 2021

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) December 17	99	49,866

Subtotal	—	99	49,866

Other (exercise of stock acquisition rights)	(Date) December 1 December 3 December 6 December 8 December 9 December 10 December 13 December 14 December 15 December 17 December 20 December 23 December 27 December 28 December 30	12,300 3,900 11,600 13,900 16,000 17,800 10,600 6,700 2,800 22,800 2,400 16,300 13,800 11,500 3,300	12,300 3,900 11,600 13,900 16,000 17,800 10,600 6,700 2,800 22,800 2,400 16,300 13,800 11,500 3,300

Subtotal	—	165,700	165,700

Total	—	165,799	215,566

3.	Status of shares held in treasury

as of December 31, 2021

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,233,562,601
Number of shares held in treasury	217,423,736

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 6, 2021.